Mail Stop 3561

April 15, 2010

Mr. Frederic W.J. Birner
Chief Executive Officer
Birner Dental Management Services, Inc
3801 East Florida Avenue, Suite 508
Denver, CO 80210

> **Re:** **Birner Dental Management Services, Inc**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2008**
> **File No. 000-23367**

Dear Mr. Birner:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Brian K Bhandari
Branch Chief
Office of Beverages, Apparel and
Health Care Services